SembCorp Industries

[redacted]

Co Regn No: 199802418D

08000594

Rule 12g3-2(b) File No. 825109

18 January 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

SembCorp Industries Ltd
<u>Rule 12g3-2(b) file No. 825109</u>

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
FEB 13 2008
THOMSON FINANCIAL

May

Kwong Sook May
Company Secretary

Encs

C:jesstan/SgxnetAnn/SECltr

sembcorp

Co Regn No: 199802418D

PRESS RELEASE

SEMBCORP WINS CONTRACT TO DESIGN-BUILD-OWN-OPERATE SINGAPORE'S FIFTH AND LARGEST NEWATER PLANT

- **Sembcorp to supply 50 million gallons per day of NEWater to PUB Singapore**

Singapore, January 18, 2008 – Sembcorp Industries (Sembcorp) has been awarded the fifth and largest NEWater project from PUB, Singapore's national water agency, following an open tender.

The plant, under PUB's Design-Build-Own-Operate (DBOO) scheme, will have an initial capacity of 15 million gallons per day in 2009 and will be ramped up to 50 million gallons per day (228,000 cubic metres per day) by 2010. When completed, it will be one of the largest water recycling plants in the world, producing 50 million gallons per day of NEWater over a term of 25 years.

The investment, valued at approximately S$180 million, will be funded through a mix of bank borrowings and internal sources. The first year NEWater price will be S$0.29966 per cubic metre.

Sembcorp is one of the pioneers in the water recycling business in Singapore since 1999, producing 35,000 cubic metres per day of high-grade industrial water for industrial customers on Jurong Island. When the Changi NEWater plant is completed in 2010, Sembcorp will manage a total of approximately four million cubic metres per day of water around the world. Sembcorp's water management projects and services to its industrial customers globally include water recycling, water and wastewater treatment, and the

supply of high-grade industrial water, demineralised water, cooling water and other types of water products. It also operates the Fujairah Independent Water and Power Plant in the UAE, which is one of the world's largest desalination plants.

The Changi NEWater Plant will adopt the same technology pioneered by PUB that is used in the existing NEWater plants. NEWater is high-grade reclaimed water produced from treated used water that is further purified using advanced microfiltration/ultrafiltration and reverse osmosis membranes and ultraviolet technologies, making the water exceptionally clean and safe to drink.

Said Mr Tang Kin Fei, Group President and CEO of Sembcorp. "The Changi NEWater project is a very strategic project for Sembcorp and it marks a major milestone achieved. We are pleased that we have been selected to partner PUB in their newest and largest DBOO project and that we are able to contribute towards Singapore's vision for water sustainability.

"Leveraging on this project and our proven track record, we are now in an even better position to seize growth opportunites in the fast-growing water sector internationally."

The contract is not expected to have a material impact on the earnings per share and net tangible assets per share of Sembcorp Industries for the current financial year.

- E N D -

Analysts and media, please contact:

NG Lay San (Ms)
Group Corporate Relations
DID: +65 6723 3150
Email: laysan@sembcorp.com.sg

FOCK Siu Ling (Ms)
Group Corporate Relations
DID: +65 6723 3152
Email: fock.siuling@sembcorp.com.sg

ABOUT SEMBCORP

Sembcorp Industries Ltd is a leading utilities and marine group. The Group provides centralised utilities and energy to industrial customers in Singapore, the United Kingdom, Asia and the Middle East. It is a global leader in marine and offshore engineering and also a provider of environmental and industrial park management services in the region.

Sembcorp has total assets of over S$8.5 billion and employs more than 7,500 employees.

Listed on the main board of the Singapore Exchange, Sembcorp is a component stock of the Straits Times Index and several MSCI indices

ABOUT SEMBCORP'S WATER BUSINESS

Competitive and technologically advanced water solutions are core to Sembcorp's utilities offering. These capabilities have been successfully exported to key overseas markets. Today, Sembcorp owns and operates water treatment facilities in Singapore's Jurong Island, China, the UK and the United Arab Emirates (UAE).

Globally, Sembcorp's total water capacity under management will reach 4 million cubic meters per day when the Changi NEWater plant is completed in 2010. Its industrial wastewater treatment facilities worldwide have an existing combined capacity of around 40,500 cubic metres per day, with a further capacity of over 55,000 cubic metres per day in development. Sembcorp's broad expertise in industrial wastewater treatment encompasses the ability to treat high concentration wastewater as well as high salinity wastewater. The company also has desalination capabilities of 100 million imperial gallons per day (450,000 cubic metres per day), within its combined water-and-power plant in Fujairah, UAE.

Besides wastewater treatment and desalination, Sembcorp's water services include providing various process waters to chemical and petrochemical clients, such as high grade industrial water, demineralised water, seawater, cooling water, raw water and fire-fighting water.

END